July 31, 2008

BY EDGAR

Dorine Miller, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002

Re:	ArcelorMittal
Registration Statement on Form F-4, File No. 333-152143

Dear Ms. Miller:

We are writing to request, under Rule 477 of the Securities Act of 1933, as amended, the withdrawal of the above-referenced Registration Statement, including all exhibits thereto, to permit consideration by the Staff of a request for a no-action letter related to ArcelorMittal's ability to rely upon the prior activities and status of its predecessors in determining whether ArcelorMittal “meets the requirements of General Instruction I.A of Form F-3” within the meaning of General Instruction B of Form F-4. The Company has not sold any securities covered by the Registration Statement.

Very truly yours,

ARCELORMITTAL

/s/ H.J. Scheffer	/s/ Bhikam Agarwal
By: H.J. Scheffer Company Secretary	By: Bhikam Agarwal Executive Vice President, Head of Finance

cc:	Pamela A. Long, Securities and Exchange Commission
Gamal M. Abouali, Cleary Gottlieb Steen & Hamilton LLP